April 12, 2024
Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Rolf Sundwall
Bonie Baynes

Re:        Freedom Holding Corp.
Form 10-K for the Fiscal Year Ended March 31, 2023
File No. 001-33034

To Whom it May Concern:

Freedom Holding Corp. (the “Company”) submits this letter in response to the comment letter dated March 29, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2023 (the “2023 Form 10-K”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italics, followed by the corresponding responses from the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2023 Form 10-K.

Form 10-K for the Fiscal Year Ended March 31, 2023

Net Capital and Capital Requirements, page 78

1. Please provide draft disclosure to be included in future filings to expand your discussion of capital requirements and dividend restrictions, if any. Refer to ASC 944-505-50 and 948-10-50.

Response: Although the Company acknowledges the Staff’s comment and will revise disclosures as indicated below. The disclosures we will provide relate to our two insurance subsidiaries as well as our banking and brokerage subsidiaries. We advise the Staff that we will include disclosures substantially to the following effect in our fillings starting with the Form 10-K for the year ended March 31, 2024:

Securities and Exchange Commission
April 12, 2024

“The Company has two insurance subsidiaries operating in Kazakhstan: Freedom Life (a regulated life insurer) and Freedom Insurance (a regulated property and casualty insurance entity). The Law of the Republic of Kazakhstan No. 126-II "On Insurance Activities" (the "Insurance Law") is the main law regulating the insurance sector in Kazakhstan. It establishes a framework for insurance activities, registration and licensing of insurance companies and regulation of insurance activities by the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market (“ARDFM”).

Each of Freedom Life and Freedom Insurance is required to notify and receive approval from the ARDFM of any proposals to declare or pay a dividend on its share capital. The amount of dividends these subsidiaries are permitted to declare is limited to the relevant subsidiary’s realized retained earnings and dividends can only be paid to the extent they will not cause a breach to the minimum solvency and capital requirements of the relevant subsidiary. As of March 31, 2024 and 2023, Freedom Life and Freedom Insurance were in compliance with the ARDFM dividend, minimum solvency and minimum capital requirements.

There are no significant differences between the statutory financial statements and statements prepared in accordance with U.S. GAAP for the insurance subsidiaries.

In addition, our subsidiaries operate under various securities brokerage, banking and financial services regulations and must maintain such licenses in order to conduct their operations. As of March 31, 2024 and 2023, we, through our subsidiaries, held: (a) brokerage licenses (i) in Kazakhstan issued by ARDFM and the Astana Financial Services Authority (the "AFSA"), (ii) in Cyprus issued by the Cyprus Securities and Exchange Commission ("CySEC"), (iii) in the United States issued by FINRA, (iv) in Armenia issued by the Central Bank of Armenia, and (v) in Uzbekistan issued by the Ministry of Finance of the Republic of Uzbekistan; (b) a foreign currency operations license in Kazakhstan issued by the ARDFM; (c) a banking license in Kazakhstan issued by the ARDFM; and (d) payment services licenses in each of Kazakhstan, Uzbekistan and Kyrgyzstan regulated by National Bank of Republic of Kazakhstan, National Bank of Kyrgyz Republic and Central Bank of Uzbekistan, respectively..

Securities and Exchange Commission
April 12, 2024

The table below presents net capital/eligible equity, required minimum capital, excess regulatory capital and retained earnings as of March 31, 2024 for each of the regulated entities that is material for our consolidated financial statements.

	Regulated activities	Net Capital/Eligible Equity	Required Minimum capital/solvency	Excess regulatory capital	Retained earnings

Freedom KZ	Brokerage	$XXX	$XXX	$XXX	$XXX
Freedom Bank KZ	Bank	XXX	XXX	XXX	XXX
Freedom Life	Life Insurance	XXX	XXX	XXX	XXX
Freedom EU	Brokerage	XXX	XXX	XXX	XXX
Freedom Insurance	Property and Casual Insurance	XXX	XXX	XXX	XXX
Freedom Global	Brokerage	XXX	XXX	XXX	XXX
Other regulated operating subsidiaries	Other	XXX	XXX	XXX	XXX
		$XXX	$XXX	$XXX	$XXX

The table below presents net capital/eligible equity, required minimum capital/solvency, excess regulatory capital and retained earnings as of March 31, 2023 for each of the regulated entities that is material for our consolidated financial statements.

	Regulated activities	Net Capital/Eligible Equity	Required Minimum capital/solvency	Excess regulatory capital	Retained earnings

Freedom KZ	Brokerage	$XXX	$XXX	$XXX	$XXX
Freedom Bank KZ	Bank	XXX	XXX	XXX	XXX
Freedom Life	Life Insurance	XXX	XXX	XXX	XXX
Freedom EU	Brokerage	XXX	XXX	XXX	XXX
Freedom Insurance	Property and Casual Insurance	XXX	XXX	XXX	XXX
Freedom Global	Brokerage	XXX	XXX	XXX	XXX
Other regulated operating subsidiaries	Other	XXX	XXX	XXX	XXX
		$XXX	$XXX	$XXX	$XXX

Notes to Audited Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies

Securities and Exchange Commission
April 12, 2024

Derecognition of Financial Assets, page 107

2. We note your disclosure in your recent balance sheets of $494.5 million, $440.8 million, and $6.4 million for liabilities arising from continuing involvement, and the related loan principal, as of December 31, 2023, March 31, 2023, and March 31, 2022. We further note disclosure in Note 2 on page 107 regarding your accounting policy for derecognition of financial assets. Please provide the following:
•We note your disclosure in Note 8 on page 130 of digital mortgage loans you issue to borrowers on behalf of JSC Kazakhstan Sustainability Fund to borrowers under the "7-20-25" state mortgage program, where you continue to recognize the loans as you determined you retain control over the loan claim rights transferred to the Program Operator as the right are issued with recourse for uncollectible amounts, you retain some interest, and you continue to service the loans after sale. Please respond to the following and provide us proposed disclosure to revise your accounting policy for financial asset derecognition in future filings where appropriate:

◦Please tell us how you determined your continuing involvement with the transferred assets, detailing any guidance you considered. Refer to ASC 860-10-55-79B.

Response: The Company respectfully advises the Staff that as part of the sale of the loans under the 7-20-25 Program, Freedom Bank KZ entered into a trust management agreement which governs the transfer of the loans, the servicing of the loans and a recourse that represents an obligation to repurchase loans at par/nominal amount in case these loans become more than 90 days past due (the “Trust Agreement”).

The Company concluded that according to ASC 860-10-55-79B(a) and (b), Freedom Bank KZ maintained continuing involvement with transferred loans primarily through its service obligations that allows Freedom Bank KZ to renegotiate defaulted loans and a its recourse obligation granted to the Program Operator (i.e. the transferee) that obligates Freedom Bank KZ to buy back non-performing loans at each loans’ par value (or nominal amount) once the loans became more than 90 days past due. In addition, Freedom Bank KZ is entitled to receive and retain part of the interest in all the loans (ASC 860-10-55-79B(g)).

Therefore, as a result of the Trust Agreement which effectively protects the Program Operator from any credit losses and Freedom Bank KZ’s ability to renegotiate the defaulted loans which are bought back by Freedom Bank KZ, we concluded that Freedom Bank KZ retains substantially all of the risks related to the transferred loans which represents significant continuing involvement.

◦Tell us how you considered whether you met the condition of ASC 860-10-40-5 regarding the surrender of financial asset control by the transferor.

Response: We respectfully advise the Staff that the Company’s subsidiary Freedom Bank KZ retains significant continuing involvement in the transferred

Securities and Exchange Commission
April 12, 2024

loans through the Trust Arrangement described above and that the conditions established in the Trust Agreement provide Freedom Bank KZ with effective control over the transferred loans which violates ASC 860-10-40-5.

Furthermore, the Trust Agreement do not allow for the Program Operator (i.e. the transferee) to pledge or sell the transferred loans and we concluded this condition violates the requirements in ASC 860-10-40-5(b).

◦Please revise to clarify how the transfer of financial assets affects your financial position, financial performance, and cash flows. Refer to ASC 860-10-50-3(d).

Response: The Company acknowledges the Staff’s comment and will revise future filings, beginning with our Form 10-K for the year ended March 31, 2024 substantially as follows (new / amended text italicized and underlined):

Freedom Bank KZ provides mortgage loans to borrowers on behalf of the JSC Kazakhstan Sustainability Fund ("Program Operator") related to the state mortgage program "7-20-25" and transfers the rights of claim on the mortgage loans to the Program Operator. The proceeds received from these transfers are presented within funds received under state program for financing of mortgage loans in the Consolidated Statements of Cash Flows. Under this program, borrowers can receive a mortgage at an interest rate of 7% for 20 years, and the interest payments received by the Company are recognized as interest income in the Company’s Consolidated Statements of Operations and Statements of Other Comprehensive Income. In accordance with the program and trust management agreement for the program, Freedom Bank KZ services the transferred loans and remits all repayments of principal it receives plus 4% of the 7% interest received to the Program Operator. The interest paid to the Program Operator ~~which~~ is recognized as interest expense in the Consolidated Statements of Operations and Statements of Other Comprehensive Income. The remaining 3% of the 7% interest is retained by Freedom Bank KZ. Under the program and trust management agreement, Freedom Bank KZ is required to repurchase the rights to make claims on the transferred loans when either loan principal repayments or interest payments are overdue 90 days or more. The repurchase of overdue loans is performed at the loans’ nominal value and is presented within repurchase of mortgage loans under the State Program in the Consolidated Statements of Cash Flows.

Since Freedom Bank KZ transfers the rights to make claims on the loans with recourse for loans that are more than 90 days past due, retains part of the interest received on the loans and agrees to service the loans after the the sale of the loans to the Program Operator, Freedom Bank KZ has determined that it retains control over the loans transferred and continues recognizing the loans, which are accounted for as secured borrowings of Freedom Bank KZ in accordance with ASC 860, Transfers and Servicing. As Freedom Bank KZ continues to recognize the loans as assets, it also recognizes the associated liability equal to the proceeds

Securities and Exchange Commission
April 12, 2024

received from the Program Operator, , which liability is presented separately as liability arising from continuing involvement in the Consolidated Balance Sheets. This liability accrues 4% interest annual as described above. As of March 31, 2023 and 2022, the corresponding liability amounted to $6,447 and $440,805, respectively.

As of March 31, 2023 and March 31, 2022, mortgage loans include the state mortgage program "7-20-25" with a principal amount of $63,114 and $21,310, respectively, were presented within loans issued in the Consolidated Balance Sheets.

◦Revise to disclose your consideration of similar transfer aggregation. Refer to ASC 860-10-50-4A.

Response: We respectfully advise the Staff that we do not have practice of aggregating similar transferred loans for financial statement disclosure purposes. All transfers under the “7-20-25 Program” have the same contractual terms.

•Tell us if you have any continuing involvement in your recently discontinued Russian segment, and if so, how you considered the guidance in ASC 205-20-50-4.

Response: We respectfully advise the Staff that we do not have any continuing involvement in our recently discontinued Russian segment.

Note 22 - Net Interest Income/Expense, page 143

3. Please provide us your analysis of net interest income in accordance with Regulation S-K, Item 1402.a. and b. Include in your response draft disclosure to be included in management's discussion and analysis in future filings.

Response: The Company acknowledges the Staff’s comment and will include future filings an analysis of net interest income pursuant to Regulation S-K, Item 1402.a. and b. within Management’s Discussion and Analysis of Financial Condition and Results of Operations starting with our Form 10-K for the year ended March 31, 2024. Our proposed disclosure is provided below:

Monthly average balances and Yields. The following table provides a summary of the monthly average balances and average interest rates for the major categories of interest-earning assets for the fiscal years ended March 31, 2024, 2023 and 2022.

Securities and Exchange Commission
April 12, 2024

Year ended March 31,
	2024	2023	2022
Monthly average balance
Interest-earning assets
Loans issued
Margin lending, brokerage and other receivables, net (1)
Trading securities(2)
Available for sale securities, at fair value(2)
Average yields

Loans issued
Margin lending, brokerage and other receivables, net (1)
Trading securities(2)
Available- for- sale securities, at fair value(2)
Interest income

Interest income on loans to customers
Interest income on margin lending
Interest income on trading securities
Interest income on available-for-sale securities
Other interest income
Total interest income
(1) Average balance and average yields relates to marginal lending activities.
(2) Average balance, average yields, and interest income relates to corporate debt, non-US sovereign debt and US sovereign debt activities.

Interest income from marginal lending includes income accrued on off-balance sheet arrangements, the monthly average balance of which is not included in the table above. These off-balance sheet arrangements mainly included repurchase agreements of the Group’s brokerage clients. As of March 31, 2024, 2023 and 2022, the monthly average balance of off-balance sheet arrangements were XXX, XXX and XXX, respectively, and the weighted average interest rate was XX%, XX%, and XX%, respectively.

Securities and Exchange Commission
April 12, 2024

The following table provides a summary of the monthly average balances and average interest rates for the major categories of interest-bearing liabilities for the fiscal years ended March 31, 2024, 2023 and 2022.

Year ended March 31,
	2024	2023	2022
Monthly average balance
Interest-bearing liabilities
Securities repurchase agreement obligations
Customer liabilities(1)
Debt securities issued
Average rates

Securities repurchase agreement obligations
Customer liabilities(1)
Debt securities issued
Interest expense
Interest expense on securities repurchase agreement obligations
Interest expense on customer accounts and deposits
Interest expense on debt securities issued
Other interest expense
Total interest expense
(1) Average balance, average rates, and interest expense relates to interest-bearing deposits.

Rate/Volume Table. The following table sets forth the effects of changing rates and volumes on interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns.

Year ended March 31,
2024 vs 2023
Increase (Decrease) Due to
	Rate	Volume	Net
Interest income
Interest income on loans to customers
Interest income on margin lending
Interest income on trading securities
Interest income on available-for-sale securities
Other interest income
Total interest income

Securities and Exchange Commission
April 12, 2024

Year ended March 31,
2023 vs 2022
Increase (Decrease) Due to
	Rate	Volume	Net
Interest income
Interest income on loans to customers
Interest income on margin lending
Interest income on trading securities
Interest income on available-for-sale securities
Other interest income
Total interest income

Rate/Volume Table. The following table sets forth the effects of changing rates and volumes on interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns.

Year ended March 31,
2024 vs 2023
Increase (Decrease) Due to
	Rate	Volume	Net
Interest expense
Interest expense on securities repurchase agreement obligations
Interest expense on customer accounts and deposits
Interest expense on debt securities issued
Other interest expense
Total interest expense

Year ended March 31,
2023 vs 2022
Increase (Decrease) Due to
	Rate	Volume	Net
Interest expense
Interest expense on securities repurchase agreement obligations
Interest expense on customer accounts and deposits
Interest expense on debt securities issued
Other interest expense
Total interest expense

* * * *

Securities and Exchange Commission
April 12, 2024

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me by e-mail at evgeny.ler@ffin.kz

FREEDOM HOLDING CORP.

Date: April 12, 2024	By:	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer